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                                                               Exhibit (a)(8)
[PARK-OHIO LOGO]

FOR IMMEDIATE RELEASE                                           DRAFT

                         CONTACT:
                                EDWARD F. CRAWFORD
                                CHAIRMAN & CHIEF EXECUTIVE OFFICER
                                PARK-OHIO INDUSTRIES, INC.
                                (216) 692-7200

  PARK-OHIO INDUSTRIES COMPLETES TENDER OFFER FOR ARDEN INDUSTRIAL PRODUCTS


        CLEVELAND, OH (July 28, 1997) -- Park-Ohio Industries, Inc. (NASDAQ:PKOH) announced that it has completed its cash tender offer for all the outstanding shares of common stock of Arden Industrial Products, Inc.

        Edward F. Crawford, Chairman and Chief Executive Officer of Park-Ohio, stated, "We are pleased that over 98 percent of Arden's Common Stock was tendered to our Company. We look forward to the opportunity to integrate Arden's operations with RB&W Logistics as quickly as possible."

        The final step in the acquisition will be accomplished immediately by a merger with the remaining holders of Arden shares receiving $6.00 per share in cash, the same price as the tender offer.

        RB&W Logistics is a leading national distributor of various commodity products to the industrial market. RB&W specializes in the supply chain management of several thousand items, primarily fasteners, principally to original equipment manufacturers.

        Park-Ohio, headquartered in Cleveland, Ohio, is a diversified manufacturing and logistics company.


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